Filed by Cobalt Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.
                                             Subject Company: Cobalt Corporation
                                                    Commission File No.: 1-14177

     This filing may be deemed to be solicitation material in respect of the proposed merger of Cobalt Corporation with a wholly-owned subsidiary of WellPoint Health Networks Inc. On July 1, 2003, WellPoint and Cobalt filed preliminary materials with the SEC in connection with the proposed transaction, including WellPoint's registration statement on Form S-4 (Reg. No. 333-106689). These materials are not yet final and will be amended. Because they will contain important information regarding the proposed merger, Cobalt shareholders are urged to read the definitive versions of these materials as well as any other relevant documents filed or that will be filed with the SEC. The preliminary materials, the definitive versions of these materials when they become available, and any other documents filed by Cobalt or WellPoint with the SEC may be obtained free of charge at the SEC's Web site, www.sec.gov. Cobalt shareholders will also receive information at an appropriate time on how to obtain transaction-related documents for free from Cobalt. In addition, information regarding the interests of Cobalt's directors and executive officers will be included in the final proxy statement-prospectus. This filing does not constitute an offer to sell or solicitation of an offer to buy any securities in connection with the proposed transaction, which will only be made by means of an appropriate prospectus.

                                      * * *

     The following is a transcript of a conference call held on July 23, 2003:

                                   *** START ***

Operator:      Ladies and gentlemen, thank you for standing by and welcome to
               WellPoint Health Networks' and Cobalt Corporation's conference call to discuss second quarter 2003 financial results. This call is being recorded. During the course of the call, WellPoint's and Cobalt's management may comment upon expected pricing or cost trends or may make other projections or forward-looking statements regarding the future financial performance of the companies

               Management cautions you that these forward-looking statements are merely predictions based on current circumstances and that these statements involve a number or risks and uncertainties that may cause actual results to differ materially from those projected. Factors that can cause actual results to differ are discussed in WellPoint's and Cobalt's Form 10-K and other periodic filings with the SEC.

               This presentation may be deemed to be solicitation material with respect to the proposed transaction between Cobalt Corporation and WellPoint. In connection with the proposed transaction, WellPoint has filed with the SEC a registration statement on Form S-4 which contains a preliminary proxy statement-prospectus regarding the proposed transaction. The information contained in the preliminary proxy statement-prospectus is not complete and may be changed. When it becomes available, the final proxy statement-prospectus will be sent to the stockholders of Cobalt seeking their approval of the proposed transaction.

               Stockholders of Cobalt are encouraged to read the final proxy statement-prospectus because it will contain important information about the proposed transaction. The final proxy statement-prospectus and all other documents filed or to be filed by Cobalt or WellPoint with the SEC are or will be available for free both on the SEC's website -- www.sec.gov-- and from Cobalt's and WellPoint's respective corporate secretaries. Cobalt and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of Cobalt's directors and executive officers will be included in the final proxy statement-prospectus.

               At the conclusion of the speakers' remarks, we will be holding a question and answer session. To ask a question, please press star then the number one on your telephone keypad. If you would like to withdraw your question, please press the pound key. Please remember to limit your questions to two per person and indicate to whom the question is directed.

               I would like to turn the conference over to Mr. Leonard Schaeffer, WellPoint's Chairman and Chief Executive Officer. Mr. Schaeffer, please go ahead.

Leonard
Schaeffer:     Good morning and thank you for joining us for a discussion of our second quarter results.

               We are very pleased today to conduct a joint conference call featuring discussions of both WellPoint and Cobalt's results. In June, WellPoint and Cobalt announced a definitive agreement to merge. As the second quarter earnings of both these companies show, this is a combination of two very strong organizations.

               Joining us today from Milwaukee is Steve Bablitch, Chairman and CEO of Cobalt, Mike Bernstein, President and COO, and Gail Hanson, Cobalt's CFO.

               I'll begin with a brief overview of WellPoint's operational performance for the second quarter. David Colby, our CFO, will discuss the financials. Then Steve and Gail will then present Cobalt's results. We will extend the call somewhat to have plenty of time for questions.

               Our continued customer focus with emphasis on pricing discipline and operational control has resulted in another strong quarter for WellPoint. These results reflect our deliberate and ongoing strategy of preserving operating margins.

               We are pleased with our top line growth of 15% compared to the second quarter of 2002. The growth was primarily driven by 5 to 7% member growth in California and Georgia, and pricing discipline in all geographies.

               With this growth, we have effectively managed our cost structure:

               Our medical care ratio for the second quarter reflects in large part our ability to price products to cover medical costs. WellPoint's MCR of 81% was lower than last year's second quarter and the first quarter of this year.

               Our SG&A ratio of 16% in 2Q also was lower than the same period last year as well as the first quarter of this year - we continue to realize benefits from the more effective use of technology in our business.

               Excluding an extraordinary gain in last year's second quarter, the diluted EPS for the second quarter increased 37%. As a result of our second quarter performance, we are increasing our EPS guidance for the second time this year, to the $5.60 to $5.65 range per diluted share from the previous guidance of $5.50.

               Turning now to membership, strong sales in California, Georgia and Missouri drove overall membership growth over the last 12 months.

               Membership trends in the second quarter reflect our ability to offer innovative products and to maintain disciplined pricing:

               First, sales in the second quarter were strong - we are selling a lot of new business.

               Second, our pricing discipline allowed us to move marginal business to our competitors.

               Third, we have attracted some significant new accounts for the second half of 2003 and for January of 2004.

               I would like to give you some membership numbers that tie to these points:

               Second quarter sales were 472,000 members, consistent with last year's second quarter, and as you know, 2002 was a great year for member growth.

               Partially offsetting our second quarter sales growth was a net decline in membership in existing accounts of about 100,000, primarily in northern California, the Midwest and Texas, suggesting a continuing sluggish economy in those areas.

               Turning to deliberate pricing actions on our part:

               We implemented price increases in both our individual and small group businesses in California during the second quarter. These pricing actions caused our lapse rates to be about 35,000 members higher in the second quarter than our average quarterly lapse rates over the last two years.

               In our key accounts segment of large group in California - employers with between 51 and 250 employees - about 140 underperforming cases representing about 20,000 members received substantial premium increases in the second quarter. We would have preferred these accounts accepted these needed rate increases and stayed with us; but our pricing discipline improved the medical care ratio in this customer segment.

               We also withdrew from CalOptima, the Medi-Cal program serving residents of Orange County, California. This withdrawal accounted for the reduction of about 15,000 members in the second quarter.

               At HealthLink, two large ASO clients representing about 38,600 members went to competitors as a result of our pricing discipline: However, HealthLink sold a significant amount of workers' comp business during the first two quarters of this year
               - 214,000 members versus 118,000 last year - and HealthLink is meeting its financial plan for the year.

               Finally, CalPERS conducted an audit of its eligibility systems and concluded that its membership base for the ASO business that we serve should be reduced by about 7,000 in the second quarter. Two additional observations regarding our 2Q membership performance: We grew our ISG business in every geography except California. We expect our California ISG segment to resume growth in the second half of this year, as two of our competitors have announced price increases effective this summer.

               Overall, our risk membership did not change sequentially - our ASO membership declined by 73,000 members.

               In terms of new business activity, we are off to a good start for the third quarter in the special accounts segment of our large group business in California - E-Bay and Trader Joe's are two new "name" accounts we have attracted. We also have a long list of potential customers we are working on for January 2004. So far, our known sales for 1/1 in California include a total of about 100,000 new members related to an expanded relationship with Wal-Mart and the City of Los Angeles and Kinko's as a new customer.

               In Georgia, our enhanced national account activities are paying off. For January `04, new accounts won to date should add about 60,000 members. They include Kimberly Clark, BP Amoco, and an expansion of an existing account, Home Depot.

               Let me take a minute to talk about cost trends and pricing and what we see occurring in our markets.

               The rate of cost increases appear to have reached a plateau in the low double-digit range. We continue to track cost trends very carefully in our geographies and currently are not forecasting a reduction in the rate of increase in cost trends.

               However, this environment offers continued opportunity.

               First, we will continue to do what we have always done - maintain our pricing discipline. We will not adopt the short term strategy of buying market share at the expense of profitability. Our members depend on us to be able to finance healthcare when they need it and we will be able to do that. Our historical performance shows this approach is a good one.

               When pricing became very aggressive around 1995-`96 in California, our membership growth slowed as we maintained our discipline and profitability. Over the next several years, our membership grew significantly each year as competitors were forced to significantly raise premiums to cover costs.

               Second, with consolidation of the industry over the past eight years, there are now fewer plans willing to buy market share.

               And third, the top 10 insurers in the United States serve only 41% of the market. The "other" category is served by many smaller players who are unlikely to do business or maintain this market share over the long term. So we think there is plenty of opportunity.

               Now would like to turn the call over to David Colby who will cover our financials. Dave?

David
Colby: Thank you Leonard and good morning. As Len said, we are very pleased with our second quarter 2003 financial results. Our continued focus on operations -- sales, underwriting, pricing and expense management -- has resulted in yet another quarter where WellPoint has met, or exceeded, analysts' expectations. As we announced yesterday, we are increasing our 2003 guidance from $5.50 to range of $5.60-$5.65 per diluted share.

               Second quarter 2003 net income was $224.5 million or $1.49 per diluted share, which was $0.10 higher than consensus estimates.

               This second quarter 2003 earnings per share represented a 36.7% increase over results for second quarter 2002 of $1.09 before small extraordinary items.

               I think the quality of our earnings is supported by:

               First, our GAAP operating cash flow was $108 million which was affected by $306 million of tax payments in the quarter compared to tax expense of $150 million in that quarter and $38 million in delayed payments from the Medi-Cal program received right after quarter end in July.

               Furthermore, cash and investments increased by $661 million during the quarter. This level of operating cash flow supports the high quality of our reported earnings.

               And second, our balance sheet claim reserve estimates continue to be based on WellPoint's consistent application of our historical methodology which includes an assumption of moderately adverse conditions.

               Our days in claims payable increased by 0.1 days during the quarter. This change can be explained by the following four factors - first, higher accrual for pharmacy claims due to the timing of bi-weekly payments in our PBM; second, a decrease in average claims cycle times from the first quarter; third, the payment of HMO physician incentive payments made in the second quarter of 2003, but accrued in 2002. And then some various other items, including slightly higher IBNR accruals. The six-month medical claims payable rollforward schedule we provided this quarter continues to show another year of positive development in an amount consistent with 2002 levels.

               Let me now briefly discuss key income statement and balance sheet items.

               First, continued year-over-year insured enrollment growth and disciplined pricing resulted in healthy revenue growth. Our second quarter 2003 revenue excluding investment income was $4.876 billion. That is a 15.2% increase from the second quarter of last year.

               During the past year, we saw faster growth in our insured medical membership. Our insured members were up 4.7%. Our non-risk members were down 0.8%. And insured lives now represents 62.0% of total enrollment.

               As Leonard discussed, although membership was down by 73,000 lives during the quarter, it was not due to sales. During the quarter WellPoint added 472,000 new members and many of the lapsed members were in underperforming groups.

               The medical care ratio in the second quarter of 2003 was 81.0%, which was 75 basis points lower than first quarter of this year and 56 basis points lower than the second quarter of last year.

               The medical care ratio was slightly lower than expected due to lapses in accounts with higher-than-average medical care ratios.

               The selling, general and administrative expense ratio continues to show good year-over-year improvement. For the second quarter that ratio was down to 16.0% down from 16.7% in second quarter of last year due to our improved productivity from e-Business and technology initiatives. For example, over the last year our EDI rates have increased from 60.7% to 63.9%. And our auto-adjudication rates on a year-over-year basis increased from 45.1% to 53.0%. Also, we've been able to spread our fixed SG&A over this larger membership base.

               Over the past three years, since the second quarter of 2000, WellPoint has reduced the SG&A expense ratio by 217 basis points.

               Investment income was $64 million in the second quarter, which included approximately $800,000 or $0.8 million net realized gains in our investment portfolio.

               While pre-tax income for the quarter increased year-over-year by 35%, investment income, which represented 17% of pre-tax income in the quarter actually declined by $2.1 million from second quarter of 2002. Accordingly, if you look at pre-tax income excluding investment income, we were able to increase it year-over-year by 46%.

               Interest expense and other expenses, net primarily amortization were $12.7 million and $4.6 million respectively in the second quarter of 2003. Interest expense was very consistent with the prior quarter. And our other expenses decreased in the second quarter 2003 from the prior year primarily due to, as we mentioned on our prior quarter call, prior-to-2003 results of our captive general agency being reported on a net basis in Other Expense.

               In the first quarter of 2003 and going forward, results are being shown on a gross basis with external revenue reported in management services revenue, commissions reported in selling expense and other costs in administrative expenses. The impact of this change is a reduction in other expenses in second quarter 2003 versus last year of $4.4 million.

               Also contributing to this decline were lower losses on disposal of fixed assets of approximately $3 million.

               The 2Q03 effective tax rate of 40.0% is consistent with recent experience and prior guidance.

               Let me turn to the balance sheet.

               Again, due to solid financial performance and cash flow, WellPoint continues to enjoy a financial position that allows it to take advantage of future opportunities. At the end of the second quarter, our debt-to-total capitalization was down to 20.9% -- down from 24.4% a year ago.

               Cash flow was again strong for the second quarter despite higher tax payments and the timing of receipt of certain payments from the Medi-Cal program. Cash and investments increased $661 million during the quarter to $7.9 billion.

               However, if you exclude the following discretionary sort of financing transactions, cash and investments would have increased by $222 million. I'll break that down: First, we had an increase in gross cash and investments on the balance sheet of $661 million. However you'll notice there was a decline in security trades pending payable of $105 million, which really meant that net cash and investments increased by $766 million during the quarter. However, that's offset by the fact that in our other current liabilities there was an increase in our securities lending deposits of $544 million. If you take that away you would get to net increase in cash and investments during the quarter of $222 million.

               GAAP operating cash flow for the quarter was $108 million, which was negatively impacted by tax payments -- $306 million-- which exceed the quarter's income tax expense by $156 million and $38 million in delayed payments from the Medi-Cal program received in early July 2003.

               We continue to feel comfortable with our balance sheet reserves for medical claims. Medical claims payable were $2.5 billion at June 30, 2003. Days in medical claims payable increased from 60.7 days to 60.8 days during the second quarter. The 0.1-day increase is due to the following four factors:

               First, the timing of our PBM bi-weekly pharmacy claims payment should have increased days in claims payable by one half of a day.

               Second, we had a decrease in average claims cycle times. The time from accrual to payment decreased about 0.9, so that would have brought days in claims payable down.

               And we did make our HMO provider incentive payments in second quarter thought those were amounts that were accrued in 2002. That would have brought days in claims payable one day.

               And then we had some various other items, including slightly higher IBNR accruals that increased days in claims payable by 1.5 days. The net being an increase of .1 days.

               In our 2002 earnings report and in our 2002 Form 10-K, we included an annual rollforward schedule of medical claims payable to assist investors in understanding this accounting estimate. With this second quarter earnings release, we are providing a six-month rollforward schedule of medical claims payable for the past three years. To refresh investors' memory, let me review this schedule one more time.

               First, the schedule starts with medical claims payable at the beginning of the year plus the medical claims payable of acquired companies as of their acquisition date.

               The schedule then compares health care claims incurred, that is those charged to the income statement, with health care claim payments to reconcile ending medical claims payable, in this case, payable as of June 30.

               Using the following formula, you'll have the beginning + acquired claims payable, you'll add to that balance any reserves that have been established, i.e. that really means the income statement benefit expense, less any claim payments equals the ending claims payable balance.

               For WellPoint, this schedule shows that in the last three years the conservative claims estimate in the prior year has resulted in positive development in the then current year. That is significant for two reasons:

               First, it does shows that during a period of time when our days in claims payable had declined from 78.4 days at December 31, 2000, to 63.2 days at December 31, 2002, or 15.2 days in those two years, the magnitude of conservatism in the medical claims payable estimates through the first six months of development increased from $234 million to $339 million.

               Also since WellPoint uses a consistent reserving methodology each quarter in accordance with general accepted accounting principles, we currently expect there will likely be positive development for the June 30, 2003 medical claims payable estimate.

               WellPoint's actuarial estimation methodology tends to be conservative for the following reasons:

               First, actuarial professional standards require an assumption for moderately adverse conditions in computing the adequacy of claims estimates.

               Second, although WellPoint has been successful at accelerating claims payment cycle times, our actuaries use historical "lag triangles" or "completion factors," which would assume slower payment times. While our actuaries use other techniques that would factor in these faster payment times, those processes also tend to be conservative.

               And third, specific reserves are usually conservatively estimated each year, for example, if a provider contests claims payment amounts, we establish a reserve reflecting a conservative estimate of what we expect to ultimately pay.

               Turning to other items on the balance sheet, long-term debt remained constant at March 31, 2003 levels (or $1.164 billion) as excess cash flow was held in our investment portfolio.

               In the second quarter of 2003, WellPoint did not buy back any common shares as we prepare to complete the Cobalt transaction. From the third quarter of `98 to today, WellPoint has used $1.16 billion in cash to purchase 28.3 million shares of our common stock at an average price of $41.06.

               While our first priority is to maintain financial flexibility, we will periodically look at acquiring WellPoint stock based on that stock price, future cash flow, alternative opportunities to invest cash in acquisitions, such as the pending Cobalt transaction and our commitment to maintain, or improve, our current credit ratings.

               In conclusion, the second quarter of 2003 was a strong quarter for WellPoint where we exceeded First Call estimates and our prior guidance by $0.10. This level of performance results from our business fundamentals being strong.

               Sales, underwriting and a favorable pricing environment resulted in premium and management services revenue growth of over 15%.

               Our pre-tax income margins, defined as pre-tax income as a % of premiums and management services revenues, increased from 6.57% in the second quarter of 2002 to 7.67% in the second quarter of 2003, a 110-basis point improvement year over year.

               Our e-Business and technology investments have shown material improvements in productivity and a lower S,G&A ratio and we continue to generate strong cash flow.

               Our prior guidance for 2003 earnings per share was approximately $5.50. Since this quarter exceeded guidance by 10(cent) due to strong fundamentals, we are now increasing our guidance for fiscal year 2003 to approximately $5.60-$5.65 per diluted share.

               On June 3, 2003, WellPoint signed a definitive agreement to merge with Cobalt Corporation, which is the publicly-traded holding company of Blue Cross & Blue Shield United of Wisconsin. When we announced this transaction, we said our due diligence reviews were impressed at the continued turn-around of Cobalt's financial performance. As you can see, and will hear, Cobalt's second quarter 2003 earnings release and guidance for 2003 demonstrates this continued improvement.

               Although Cobalt is currently expected to be neutral to WellPoint's 2004 earnings per share due to merger integration costs, we believe operating cash flow less CAPEX for this transaction will provide an expected return in excess of our cost of capital and therefore enhance the value of our company.

               This discussion contains non-GAAP financial measures, as defined in the rules of the Securities and Exchange Commission. As required by the rules, a reconciliation of those measures to the most directly comparable GAAP measures is available at our website, which can be found at www.WellPoint.com. Also, an audio link of the entire call will be made available on our website following this call.

               So right now I will turn it back over to Leonard Schaeffer to introduce the executives from Cobalt Corporation.

Leonard
Schaeffer:     Thank you, David. We are very pleased that Cobalt's chairman and
               CEO Steve Bablitch is with us today. Steve and his team have done an outstanding job orchestrating the turnaround at Cobalt and building momentum for continued growth.

               Congratulations on your earnings Steve, please take over the call.

Steve
Bablitch:      Thank you Leonard. Good morning and thanks everyone for joining us to review Cobalt Corporation's second quarter results. With me today are Gail Hanson, our Chief Financial Officer, and Mike
               Bernstein, our President and Chief Operating Officer.

               I will begin with an overview of our performance, and then Gail Hanson will report financial results in greater detail. During the joint question and answer session with WellPoint, Gail, Mike, and I will be available to address your questions.

               First, please let me note that the cautionary statement made by the operator at the beginning of the call also applies to Cobalt Corporation. You can refer more specifically to our press release and SEC filings regarding our forward-looking statements.

               Let me begin by saying that we are enthusiastic about the merger with WellPoint, and committed to our shared vision for the future. The transition is going smoothly, and there is an optimistic outlook throughout the Company. We believe our customers, shareholders, employees, agents, and the Wisconsin community, will all benefit from the union of these two strong organizations. Joining with WellPoint will enhance our ability to reach the growth objectives we have established for Cobalt, following the past two years of successful turnaround initiatives. Additionally, we expect to accelerate market share gains, achieve further economies of scale, and make greater strides in financial performance.

               Moving on to our second quarter earnings results, I'm very pleased to report that it was an outstanding quarter for us. We earned 37 cents per diluted share on net income of 16.1 million dollars from continuing operations. On a pre-tax basis, income from continuing operations before affiliates increased to 31.1 million dollars compared to 11.4 million dollars in the second quarter of 2002.

               These results were driven by a decreased medical care ratio and improved efficiencies across the Company, resulting in a lower sales, general and administrative expense ratio. For the second quarter of 2003, the SG&A expense ratio was 10.3 percent, compared to 11.1 percent for the second quarter of 2002. The decline reflects cost reductions from closure of two regional processing offices and disciplined containment of operating costs.

               For the sixth consecutive quarter, all four business segments - insured medical, self-funded, specialty products, and government services - reported a profit.

               The cornerstone of our strategy has been to focus on core businesses and leverage the strength of the Blue Cross and Blue Shield brand. This focus, coupled with our strong underwriting and prudent, yet competitive pricing, is driving our financial performance.

               A recent example of our success is the renewal of the City of Milwaukee account, representing 18,000 members. By a unanimous vote, Milwaukee's Common Council endorsed our CompcareBlue proposal for 2004. This renewal was subject to a competitive bidding process, and we attribute this win primarily to our superior provider network and outstanding service.

               At the end of the second quarter, membership was at 785,000 members, compared to 809,000 members at the end of first quarter 2003.

               Three main factors drove this change: First, approximately 5,000 national account members transferred to our Blue Card program during the quarter and are no longer included in Cobalt's membership count. The Blue Card program is more profitable because of its lower administrative cost.

               Second, the challenging economy has forced some of our customers in the large group segment to reduce work force. While we retain these accounts, their employee downsizing has negatively impacted our membership.

               Finally, we lost a 5,000-member account to a niche insurer, which bid at a level we considered to be unprofitable. It's important to note here that we remain committed to rational pricing in a competitive market.

               Going forward, we are confident that membership will advance. As evidence, we are seeing new business quote activity gain momentum. Quote volume in 2003 is up 30 percent over fourth quarter of 2002.

               A key driver of this progress is the marketplace acceptance of our new broker portal, which was launched in March 2003 and accounted for 3 percent of our quote activity upon introduction. As of June 2003, this online quote activity expanded to 14 percent of our total.

               We remain committed to our strategy of focusing on the independent broker community, which we view as a crucial avenue to growing market share. This strategy is consistent with WellPoint's philosophy.

               I would like to close by noting that we have received very positive comments regarding the merger with WellPoint from the agent community. We are confident that the broader array of products and tools that will result from the merger, together with our ongoing efforts to improve our relationships with the independent agent community, will stimulate new sales as we head into 2004.

               Now I will turn the call over to Gail Hanson, who will discuss the company's financial performance for the second quarter in more detail. Gail.

Gail
Hanson:        Thank you Steve.

               As Steve noted Cobalt's net income for the second quarter of 2003 was 16.1 million dollars or 37 cents per diluted share. Net income for the second quarter of 2002 was 22.5 million dollars or 53 cents per diluted share. The results in these two periods are not directly comparable due to a differential in income tax rates and the significant impact of income from investment in affiliates in the second quarter of 2002.

               Income from continuing operations before income tax expense and income from investment in affiliates is a more meaningful comparison, and was 31.1 million dollars during the second quarter of 2003, an increase of 173% over the comparable number of 11.4 million dollars for the second quarter of 2002. A reconciliation of the components comprising net income is included in our press release.

               Income tax expense for the second quarter of 2003 was 15.2 million dollars for an effective tax rate of 49%. The second quarter 2003 tax expense includes 2 million dollars related to an unfavorable court decision on litigation arising from the 1987 tax year. The other item impacting the effective tax rate for the second quarter of 2003 was 2.2 million dollars of non-deductible merger related expenses. Without these two items, the second quarter effective tax rate would have been the statutory rate of 40%.

               The second quarter 2002 income taxes of 1.1 million dollars reflected benefit from the utilization of net operating loss carry forwards resulting in a 10% effective tax rate.

               I'd like to change gears and provide additional information on the claim reserve discussion included in our press release. Additionally, our quarterly highlights that are available on Cobalt's website include a reserve development table for the first six months of 2003.

               As described in detail in our 10-K, our estimate of medical and other benefits payable is intended to provide for future payment of claims incurred, but not yet paid, under moderately adverse conditions.

               These estimates are adjusted each quarter as additional information is obtained and claims are reported and paid.

               If we experience no change or deviation in trends, claim patterns or membership demographics, the favorable run-out of reserves resulting from our moderately adverse condition assumption is offset by a current period provision on the same basis. To the extent that this does not occur, our policy is to disclose the impact of the change in estimate on current period income.

               The medical and other benefits payable, or claim reserve, at December 31, 2002, was 219.6 million dollars. Based upon claim payments made during the first half of 2003, this estimate resulted in favorable development of 24.0 million dollars. We do not expect any material change to this development during the remainder of the year. While most of this favorable development was re-established as part of our current claim reserve, 6.8 million dollars was released into pre-tax income during the second quarter of 2003.

               The 6.8 million dollar reserve release was primarily due to two factors. First, fourth quarter 2002 claim expenses were better than expected, as cost containment controls implemented during 2002 took hold more quickly than anticipated. Second, the consolidation of our regional processing centers, which we announced in November 2002, had less of an impact on the timeliness of claim payments than was anticipated when year-end reserve levels were established.

               Days in medical claims payable, which include both incurred but not reported claim reserves and claims that have been processed but not yet paid, declined from 60.4 days as of March 31, 2003, to 59.5 days as of June 30, 2003. This decline is attributable to the 6.8 million dollar reserve release.

               If we tax affect the reserve release, it brings the favorable impact to 4.1 million dollars, this is basically offset by the unfavorable impact of 2.2 million dollars in non-deductible merger related expenses and the additional tax expense of 2 million dollars recorded in the quarter.

               The insured medical care ratio for the second quarter of 2003 was 83.2%. Without the 6.8 million dollar favorable reserve release, the medical care ratio for the quarter would have been 85.3%. This demonstrates improvement from the medical care ratio of 87.2% for the second quarter of 2002 and 86.6% for the first quarter of 2003.

               Observed medical trend of 12% for the first six months of 2003 is lower than originally anticipated for the year. Price increases after buy downs are running at 14% for the first six months of 2003, with buy downs at just under 3%, in line with our expectations.

               Our specialty business continued to perform better than anticipated, generating a combined ratio of 91.7% for the second quarter of 2003, compared to a combined ratio of 97.2% in the second quarter of 2002 and 93.1% for the first quarter of 2003.

               Cash flow from operations for the first six months of 2003 was a strong 57.5 million dollars compared to 1.7 million dollars for the first six months of 2002. Our debt to total capitalization ratio continued to improve, falling to 7.3% as of June 30, 2003, significantly lower than the industry average.

               I'd like now to turn the call back to Steve Bablitch.

Steve
Bablitch:      Thank you, Gail.

               I'd like to address our guidance for the remainder of 2003. Based on the strength of second quarter 2003 results, we have increased full-year 2003 guidance from $1.10 per diluted share to a range of $1.30 to $1.35 per diluted share. This guidance reflects our expectation that results for the second half of 2003 will be stronger than earnings reported for the first six months of the year.

               With that, I'll turn the call back to Leonard Schaeffer for final comments.

Leonard
Schaeffer:     Thank you, Steve. And congratulations again to you and your team for the excellent results for the second quarter.

               Let me conclude with a few brief comments regarding Medicare reform and an award we just received.

               We are encouraged that Medicare reform is on the front burner in Washington. As you know, WellPoint has not been a major player in the existing Medicare+Choice program. We would be very interested, however, in participating if more choice and flexibility are offered to seniors, and as you've heard in past discussions we've had on this topic, we believe that seniors deserve the same kind of options that working people have. And we'd be very happy to participate in those kinds of programs.

               However, the devil is in the details and as the conference committee in Washington works through the issues, we hope a program can be structured for private market participation in an economically feasible manner.

               We believe it would be very difficult to underwrite a voluntary standalone drug product, particularly if health plans and PBMs are unable to use tools developed to help manage drug costs. Ideally, drug benefits should be integrated into a broader medical benefit plan.

               We are working with the conferees and the Administration to help resolve these issues in Washington. And we're hopeful that we'll have a positive outcome.

               Finally, I'm pleased to tell you that our PBM, the fourth largest in the U.S., was just ranked highest in the industry by J.D. Power and Associates for overall customer satisfaction.

               In just 10 years, we have built an outstanding PBM business based on clinical quality, cost efficiency and excellent customer service. Joan Herman and Mike Nameth and their team have done an excellent job of growing this business. I want to congratulate them on this well-deserved recognition.

               This completes the presentations that we had planned to make this morning, so I'll now ask the operator to ask for your questions.

Operator:      Ladies and Gentlemen, we will now open the call up for a question and answer session. In order to ask a question, please press the star key followed by the number 1 on your telephone keypad. To withdraw your question, please press the pound key.

               As a reminder, please limit your questions to two per person and indicate to whom your question is directed. Thank you - one moment please for your first question.

               Your first question is from Charles Boorady with Salomon Smith Barney.

Charles
Boorady: Thanks. Good morning. Question number one is for Steve Bablitch. I'm just curious if you realized how strong your results were going to be at the time you struck your merger agreement with WellPoint.

Steve
Bablitch:      You know, Charles, as we looked at the quarter and the year, I think we gained more confidence. One of the things that we've been over the last two years, year and a half especially since the new management team took over is we've been very cautious in how we view our results because of prior years poor performance.
               So as we came into the second quarter, we were seeing better results and gaining more confidence in the numbers, as we saw those results.

               So I think, when we came into the second quarter and in the end of the second quarter, we were seeing pretty good results. But I think, as it firmed up later into the second quarter, we were I hesitate to say surprised, but I think our confidence levels grew as we saw those numbers coming in closer to the end of the quarter. So we felt very good about it at the beginning of the process. But as we came to the end of the second quarter looking at our numbers, our confidence levels were very good.

Charles
Boorady: And the second question would be for Dave Colby I guess. If you can give components of the medical cost trend in terms of inpatient, outpatient, physician, pharmacy, and if there's any categories like cardiology, orthopedics, or others that really stand out as having impacted the overall trend, that would be helpful color too.

David
Colby: Charles, I think we would say that the trend has been, you know, running relatively stable, as Leonard said, you know, really sort of plateauing. And we would, you know, reiterate what we said at the last call generally, that physician services is still increasing in the mid single digits, hospital inpatient in the mid to upper single digits, pharmacy costs in the low double digits, and then all forms of outpatient, you know, in the mid teens. And that is fairly consistent with what we've seen for a couple of quarters now.

Operator:      Your next question is from Josh Raskin with Lehman Brothers.

Joshua
Raskin: Hi. Thanks. Two questions - first is, you mentioned in the press release but didn't really talk about it on the call, some impact on the Medi-Cal program. I was wondering if you could just flesh out what the rationale for the Orange County exit was and then if we could get any sort of update - and I know obviously nothing's been settled yet - in terms of outlook for rates for the end of this year and into '04.

               And then the second question is, you know, I know it's probably a little early, but you had mentioned in your prepared remarks that
               - again, another question for WellPoint really - the second half '03 sales were looking pretty good and 1-1-04 was encouraging. Can you give us any sort of sense of where you would expect membership, you know, to be at the end of this year and then what we should expect for 2004 to start the year?

Leonard
Schaeffer:     Sure. In terms of the Medicaid program generally, but Medi-Cal specifically in California, I think you'll recall on prior conference calls we made very clear that the California program varies by county. Each county has the right to adjust their program based on what they think is the appropriate way of doing business. And then we're very interested in participating in this program when there is a competitive environment, and when there is a local plan, and our plan, and the opportunities to meet in the marketplace.

               For a number of reasons the Orange County plan is now not being operated quite the way that we think provides a good business opportunity for us. We've been in discussions with them for quite some time about that and, you know, determined finally to leave the program this quarter.

               I know I've made the point before that that is how we approach, you know, the Medicaid program in general -- if we believe we can add value. There've been a number of studies done in California about quality of impact on patient health status. And clearly there are cost savings associated with the programs we offer. As long as we can offer those in an environment where we can compete and it makes economic sense, we'll do it. When it doesn't, we won't. And that's a decision we made in Orange County. But that is Orange County-specific.

               In terms of the California situation, you know, you have to be aware that California has a Democratic governor and a Democratic legislature and cutting Medicaid or cutting Medi-Cal is not on their agenda. We don't have a state budget that has been passed. But as you go back in history, you can get a sense of where things are probably going.

               At the beginning of 2003 we gave guidance for slightly less than 10% reductions in reimbursement. Governor Davis then proposed a 15% reduction. Both of the political parties in the legislature rejected the governor's proposal but have not put any provider rate reductions on the table. So we shouldn't see anywhere near the magnitude that was proposed by the governor and probably won't see what our assumption was.

               It's more likely that there'll be some minor eligibility requirement changes. But that is going to be offset we think by the impact of legislation passed around the Bush tax plan, which gives about a little over $2 billion to the State of California. And half of that is earmarked for Medi-Cal.

               So if anything, it's not going to be quite what we projected, although we continue, you know, to be cautious and, as indicated by the Orange County decision, make our decisions about continued participation on a county by county basis.

David
Colby: In terms of overall, you know, enrollment, you know, growth, I think last call we had, you know, given guidance for 2003 of about 5% enrollment growth based on the second quarter. I think we'd look more in the 3-1/2 to 4% enrollment growth year-over-year. And then for, you know, 2004, you know - now is a little early to, you know, give guidance, we usually do that at the end of the year, beginning of 2004 - but, you know, we'd be shooting for, you know, our target level of about 5%.

Leonard
Schaeffer:     Okay. But Dave, could you just comment in terms of maybe the RFP activity or what you've got, you know, through the middle of July versus last year, et cetera?

David
Colby: As Leonard said, you know, there's some good activity and, you know, we do have some visibility on the large accounts, although obviously a lot of our accounts are smaller size and don't make their decisions quite as early as the real jumbo accounts. But, you know, even Steve Bablitch at Cobalt talked about the, you know, increase in, you know, activity. And I think we are seeing it.

Leonard
Schaeffer:     Yeah, the issue this year is not sales. If you look at our sales, we've done very, very well. You know, there are other issues that impact this. And it's a combination of the economy and pricing discipline.

               I think I mentioned on the last conference call what we have seen for the last couple of quarters is less on the actions on the part of employers to reduce benefits. In other words, we haven't seen the buy downs that we expected, but much more attention being paid to total employment. And you're seeing that in what's called "within-group growth." You're seeing that the economy is not producing more jobs. You know, many of the people on the phone are much more experts on than this than I am. But it's in all the national press. What we're seeing is, you know, a slow recovery, but not a big recovery in terms of jobs.

               I think we'll continue, you know, to do well in terms of sales. And we don't think it's a big issue for us this year or next.

Joshua
Raskin:        That's helpful. Thank you.

Operator:      Your next question is from John Szabo with CIBC World Markets.

John
Szabo: Good morning. Thanks. I have two questions, one for Leonard and the other for Steve and his team. Leonard, I was wondering, could you talk about the dynamic between small group and individual? I think in the past you've seen, you know, the individual sales tick up when small group declined. Has there been any change, and are you feeling a little bit better about prospects for small employers, particularly in California?

Leonard
Schaeffer:     Well, you know, the small group market is the one that's impacted most dramatically by changes in the economy. That's where most jobs are created and that's where you see within group growth we have - you know, when the economy is doing well.

               It's going the other way right now. So we're seeing within group declines. You know, several years ago, you know, a e-commerce small company in northern California might start with 8 people and a year later would have 11 or 12. We saw the reverse of that actually late last year. So that's the issue in the small group market.

               We are feeling good about our individual business. And we are seeing people go into - you know, taking individual coverage when they lose the small group coverage and in some cases large group coverage. So we think that dynamic will hold.

John
Szabo: So the in-group disenrollment, was it disproportionately slanted toward small group then? Is that an accurate statement?

Leonard
Schaeffer:     No, but against our historic experience, yes - I mean, we're seeing it across the board. But this is a period of time when small employers are reducing employment as opposed to, you know, it going up by virtue of the economy.

               We're also seeing I think in the small group area the desire to maintain insurance coverage. This whole idea of security, employment, financial, and benefits security, I think has become very important to Americans after 9-11. So, you know, a small employer sort of does the trade-off of do I want to keep my benefits in place, or do I want to, you know, reduce total employment. And what we're seeing is the desire to reduce - the decision rather, not the desire, to reduce total employment.

John
Szabo: Okay, thanks. And I guess a question for Steve - you know, it sounded pretty encouraging about the quote level on the broker-distributed products. Could you talk a little bit about the close ratio on that quote activity and sort of where do you see that broker distribution channel as a percentage of your total sales say in the next 12 to 18 months?

Steve
Bablitch:      Okay, John. I think I'm going to turn to Mike Bernstein and let him answer that question for you.

Mike
Bernstein:     John, I think that our close ratio is hovering just about 5%, which is actually disappointing. And we expect that to improve as the agents are testing us now to try and develop some confidence in how we're working. And we expect the testing to diminish and the actual sales volume to increase.

               You know, we're headed into the January 1st, '04 sales season. So a lot of the large group activity is now postponed until '04. So the sales growth that we expect to see the balance of this year will be in the small and individual market. And we expect it to be positive sales growth. It will be a large percentage of our growth in the balance of the year because it is the vehicle for growth at that time. And we're optimistic about our '04 growth prospects.

Leonard
Schaeffer:     John, one of the things that I think is going to occur across the county is, as employers look at their total costs, they may be decreasing contributions for dependent coverage. And that has an impact within group change.

               We had interesting experience here in California. One of the guilds in the entertainment business just flat out decided that they would not allow their members to buy coverage for the member's spouse, if the member's spouse is employed and coverage was offered at that spouse's employer. So we may see those kinds of things coming up as well. And that has an impact on within group change. Again the issue is to maintain the benefits for people but to make sure that the appropriate employer is covering those benefits.

John
Szabo:         Okay, thanks.

Operator:      Your next question is from Bill McKeever with UBS Securities,
               LLC.

William
McKeever:      Yes, I guess it's to Dave Colby on hospital costs. The hospital utilization seems to be tied to the general economy. I'm wondering if you believe that, as the economy recovers, could that put upward pressure on the hospital costs again to get it back in line with where you were last year?

David
Colby: You know, Bill, you know, we have not seen dramatic changes in utilization levels. I mean, I think we do tend to deal with a, you know, commercial, you know, population. And obviously, if we deal with them, they're insured. So there's no change in utilization because they don't have coverage in deferring things. We don't deal with a high senior population that, you know, gets hospitalized for, you know, flu outbreaks and, you know, things. So our, you know, utilization side has been, you know, fairly stable.

William
McKeever:      Okay. And then my last question - on the SG&A side the
               productivity improvements that you've seen, is that going to come from just continued penetration of physicians and getting hospitals to interact with you more electronically, or are there any specific initiatives that you have underway that might begin to have an impact and bear fruit later on?

David
Colby: You know, you go through our, you know, IT department we probably have, you know, 100 or 200, you know, projects or initiatives all of which, you know, have just a few basis points of, you know, benefit. And it's, you know, really getting down into the, you know, grimble of, you know, blocking and tackling from, you know, getting higher EDI rates, higher auto adjudication rates, you know, fewer customer calls, directing it more towards self-service as a lower, you know, cost alternative to get information and receive service. So, you know, we have a number of initiatives working, you know, throughout the, you know, organization to do. It's a very high priority for us.

William
McKeever:      And then the calls that are going to the service center, are you actually seeing a shift to more calls being handled over the Internet versus a live person?

David
Colby: Well we are seeing, you know, pickups. It's always hard to trace, you know, a Internet, you know, hit to a reduced phone call. But certainly, if we look on the provider side our provider access and the physicians and office staffs using physician access to check eligibility, check status of claim, is up, which, you know, should be representing a decline in call volume.

Leonard
Schaeffer:     I think the way to look at it is we try to provide a smoother channel for every type of communication. And that would be, you know, someone who calls us, someone who writes us, someone who e-mails us, people who send us tapes. All of those interactions can be improved. And there are major activities aimed at improving workflow inside the company as well as interaction with people outside the company. And we are very aggressive about the notion of controlling our admin costs because that is under our direct control. And our members expect us to have, you know, the minimal amount of administrative cost. So we continue to work on it from just about every angle we can develop.

William
McKeever:      Great. Thank you.

Operator:      Your next question is from Matthew Borscht with Goldman Sachs.

Matthew
Borscht: Thanks. My question is for WellPoint. And I also have a follow up.

               The first question is on the enrollment and economy. And I'm wondering how much of the enrollment weakness you estimate is coming from a lower take up rate of employer sponsored insurance by young and healthy members that may be looking at substantially higher premium contributions. And to the extent you're seeing that, are you concerned about the potential impact to the risk pool?

Leonard
Schaeffer:     No. We have not seen that. And we don't think that is the issue.
               I think the issues for us are the combination of pricing discipline, which we will maintain, where there is weakness in the economy and a desire on behalf of employers to maintain benefit coverage but reduce total cost, and they do that by reducing the number of employees, and then some decisions that we've made about, you know, where we want to continue to do business. And this time around that had to do with the, you know, Orange County.

               But we don't see a meaningful change or any change frankly in the uptake by young people. I don't think that is the issue.

               In any case, our rates would reflect the characteristic of the group. So...

Matthew
Borscht:       Sure.

Leonard
Schaeffer:     ...you know, if it does occur, we will price for it.

Matthew
Borscht: Got it. Okay. Thank you. And my other question is on a different topic related to your outlook, for Dave Colby. And that's whether you still see about a billion in operating cash flow for the full year?

David
Colby:         Oh yeah. I think that the second half of the year will be strong.
               We won't have these one-time, you know, events. And you should still see GAAP operating cash flow well in excess of $1 billion.

Matthew
Borscht:       Great, Dave. Thank you.

Operator:      Your next question is from Michael Baker with Raymond James.

Michael
Baker: Yes. My first question's for WellPoint. That would be I'm interested in hearing what you're seeing on the PBM side as it relates to, you know, I know there was a pick up in RFP activity maybe on the win/loss side there particularly in light of the award. And then I have a follow up.

David
Colby: We have, as we explained at our Day with WellPoint, we have a number of irons in the hopper and they're, you know, moving down to the final stages. You know, we haven't heard yea or nay yet, but, you know, we are certainly optimistic.

Michael
Baker: And then, David, in terms of the follow up, can you give us a sense of how buy downs are tracking relative to your expectations?

David
Colby: Well again, you know, they are tracking, as Leonard said, you know, we were a little bit, you know, surprised in the first quarter at the magnitude not being, you know, quite as high as what, you know, we had anticipated. And, you know, that is continuing. And we'll have to see, you know, in the third quarter when we bring on, you know, some accounts, but it is a little bit surprising where we had anticipated for the year a little bit over 300 basis points of buy down, you know, we're getting, you know, just shy of 200 basis points.

Leonard
Schaeffer:     It's very important though in the sales process that we be able to demonstrate that we can indeed, you know, offer approaches that would reduce total cost. So in discussions with accounts that's a critical factor. But the thing that surprised us a bit was what I, you know, interpret as a desire to maintain benefits at a slightly higher cost than we expected but then to be very aggressive about the workforce.

Michael
Baker:         Thank you very much.

Operator:      The next question is from Christine Arnold with Morgan Stanley.

Christine
Arnold: I have two questions. The first is it looks like the yield came down a little bit on the commercial book of business this quarter relative to the last. And you said it was owing to buy downs. Given the churn in the book, are you seeing new accounts coming in at lower price point products so it's not technically a buy down but you're attracting some accounts to some of your innovative plans? Could you address the yield question? And then I have a second.

David
Colby: I think the yield, Christine, has to do more with the mix as, you know, Leonard, you know, discussed. You know, we had a lot of sales, and then we brought on 472,000, you know, new members. And then we, you know, either had some, you know, negative in group change or lapsed quite a few. When we start looking at the cases that were lapsed, generally they were underperforming groups that were getting higher than average, you know, price increases. So even though our underlying, you know, pricing and trends are very consistent, it appears to, you know, come down in aggregate because I think, you know, we're sort of getting whatever the opposite of adverse selection is in terms of groups that are joining us versus leaving us. And that's, you know, bringing down, you know, the average price and then the average cost. That's why, you know, the medical care ratio was a little bit lower than expected too.

Christine
Arnold: So they left before they got big rate increases, but they started out at a higher yield even before those changes.

David
Colby:         These would have been higher, you know, price cases.

Christine
Arnold: Okay. And then my second point is to Leonard. Leonard, can you expand on your comments on the Medicare drug bill? Are you saying that a stand-alone drug benefit in, you know, kind of from your perspective doesn't work? Are you saying that there are things that need to be in place to make it work? Could you help us understand the issues?

Leonard
Schaeffer:     Well again, you know, the devil is in the details. But the stand-alone benefit, you know, all by itself is a very difficult one to have work out economically. You know, one thing we know about seniors is that they are very, very focused and understand very well their own costs, medical costs, in particular their pharmacy costs.

               So if there is a stand-alone pharmacy benefit put in place and if it has a premium of X a month, what will happen is seniors whose drug costs are over X will sign up. Seniors whose drug costs are under X will not sign up and that is the definition of adverse selection.

               What we would prefer and what I think has been proposed by some is an integrated benefit plan, you know, something that has more of a PPO aspect of it. And by integrating the benefits you can end up I believe with an affordable and a much-improved package.

               The problem with Medicare simply from a technical insurance perspective is it's a very, very old design. It's a major medical design. There's a part A and there's a part B; there's no drug benefit. And it doesn't have any incentives in it for the member to - the beneficiary to control costs. And it doesn't have the appropriate drug benefits.

               So some time over the next X number of years it - we're going to see, I think, a major redesign of Medicare from an old fashioned major medical - what could best be described as acute medical intervention model to what we need in this century, which is an integrated benefit plan that focuses on continuing and chronic conditions and the pharmaceutical treatment plan - treatment for those continuing conditions. And you need a major redesign.

               So long story short. We don't think that the stand-alone prescription benefit is going to be viable. There are suggestions on the table for, you know, trying to make it more viable and we're interested in having those discussions but we'd much prefer an integrated, new plan.

               On a personal basis, I think what you'll see as the baby boomers age, this will be revisited and revisited. And I would be shocked if by, you know, 2013, which is when the big influence starts - the big influx starts, we don't have as many Medicare options as we have private options.

               But it'll probably take the next decade to get there as baby boomers indicate to their representatives in Congress that they want to continue to have the kind of plans and programs that are available to them today.

Christine
Arnold: Okay. Final question on RightCHOICE? I know you don't break it out separately but can you give us a sense of accretion relative to your expectations? I know that it beat out your expectations for the full year in the first quarter. What - can you give us a sense for your full-year expectations if not this quarter?

David
Colby: I mean, I - you know, I think it's fair to say that the RightCHOICE entities, Blue Cross Blue Shield of Missouri and HealthLink, are, you know, doing better than expectations just like, you know, overall WellPoint's doing better. So I think they are certainly carrying their weight in terms of performance.

Christine
Arnold:        Thanks.

Operator:      Your next question is from Ellen Wilson with Sanford Bernstein.

Ellen
Wilson: Yes, I was wondering if you could comment on the ASO part of your business. Specifically it seems to me that this environment would appear to be getting more competitive now versus the past. How is it that your competitors are winning business? You know, sort of specifically what are they are doing to take business from you or to try to take business from you?

Leonard
Schaeffer:     Well, I mean you have to ask them what they think they're doing or what they're doing. I - all I can say is that, you know, our strength is in the middle market and our

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               focus is on trying to help employers make the entire package affordable. And in situations where the competition is purely on the administrative costs and high volume jumbo accounts, you know, that's not the focus that we have had historically.

               And what we see in the jumbo account market is employers kind of moving back and forth, sometimes thinking that if they can get a low administrative per claim they want and then looking at their overall costs and saying gee whiz, you know, we really need to control total health care costs. The admin cost is just a small percentage of it.

               Now our admin costs have improved. We have, you know, through the Blue system an opportunity to be involved with national accounts. And we have taken that opportunity. But traditionally our focus has not been on competing on admin costs per claim. Our focus has been on trying to control overall costs.

               And I think that's the difference. If you have a large employer who's focused on, you know, a specific admin cost per claim, there are other companies whose - who feel that is their market and they're going after it and that's appropriate.

               This has not been a big impact. I mean 73,000 members is not that large an impact. But we are not going to as a company change our strategy. I think at, you know, over time or in the long run, controlling total costs really is the issue. And that's where our focus will remain.

Ellen
Wilson: And so the HealthLink accounts lost were sort of more probably than of an admin cost per claim kind of situation?

Leonard
Schaeffer:     Right.

Ellen
Wilson: Okay and then one quick follow up. Did you have any competitor plans leave your market through year to date? I know you have in the past several years seen exits. Were there any exits in the current period?

David
Colby: There were no significant exits this quarter although, you know, some of the HealthLink decline was they do, you know, serve, you know, smaller insurance companies that are pulling back in terms of medical insurance.

Ellen
Wilson: Okay. And then is there anyone giving up, you know - giving up meaningful share obviously other than Cigna, we know that. Are you seeing players giving up meaningful shares or have people kind of regained strength at this point?

David
Colby: Well, there's the, you know, public ones like, you know, Cigna clearly, you know, having, you know, challenges. And, you know, there are still a number handful of much smaller plans in California that for example are having, you know, financial difficulties. And the likelihood of them being around for the, you know, next year or two is pretty small.

Operator:      Your next question is from Eric Viel with Wachovia Securities.

Eric
Viel: Thank you. Just two questions. First, Dave, can you give us a little bit more detail on in the California market, compare the rate increase you guys just put through in ISG that you referred to compared to the competitors' rate increases that you mentioned, so that we can get a sense of order of magnitude on those?

David
Colby: Well, I think, you know, the what we're, you know, saying is our California rate increases, you know, have been, you know, a little bit over 10%. Now it varies by product and rating area and it's always hard to compare, you know, our exact rate increases to competitors' because we have slightly different, you know, product designs.

               But I believe what some of the competitor, you know, actions you'll find that, you know, our plans on a relative benefit, you know, basis, you know - you know, do look, you know - you know, good and I think spreadsheet well for, you know, the agents and brokers. So...

Leonard
Schaeffer:     The issue is timing, you know, we are - in California, we're the major player and what tends to happen is, you know, we're the first mover. So we did what we had to do with our pricing discipline in the second quarter. And then what typically happens is later in the year others make their decisions, make their changes, and assuming, you know, that past history continues, you know, then we get back on a much more even playing field.

Eric
Viel:          That's good, thanks....

Leonard
Schaeffer:     But for the period of time where we have a rate increase in force and others don't, you know, that's where there is a difference.
               And we may be seeing some of that now.

               But, you know, I've talked about this endlessly in previous calls. We make our decisions about pricing based on what we think the costs are - the costs trends. And what we think we need to make sure we pay every claim on a timely and a complete basis.

               And so, you know, we don't play games with the timing. And the timing was right for a price increase and we did it. And we believe that, you know, later on in the year others will make their changes and we will see a positive impact on our membership or on our sales growth.

Eric
Viel: Great. That's helpful. And then, Leonard, just to set - my second question is for you. Can you give us some sense of the types of discussions going on within the Blue Cross Blue Shield Association as they relate to some of the recent conversions?

               CareFirst has been talked to death but maybe if there was some comments regarding North Carolina's decision to withdraw their plans to convert. And what the general discussions are within the Association on that topic?

Leonard
Schaeffer:     Well, I don't know if I can speak to all the discussions going on inside the Association but I can certainly give our point of view. What is quite clear is what I think we've said for a very long time and that is that the tax status and the affiliation of the Blue plan is a local decision that is made by each local board. And different plans have different views about how they should operate and what's the most appropriate strategy.

               What we're seeing I think is that the same is true in terms of local regulators. And different regulators and different legislatures have different points of view. Now some of that has to do with the history in that state. And some states histories are very different than other states.

               I mean we have a situation, I think you've read some of the articles that were published in Wisconsin, you know, great support for the transaction - Wisconsin.

               The, you know, the governor, the legislature, I mean everybody is exceedingly positive about it.

               Because I think in that state, there's a foundation that was created will benefit their two medical schools and that's seen as something that is very positive. And because the Wisconsin plan has behaved as a for profit company in a very, very responsible manner so that's all viewed very positively.

               Other states have other histories and there are other players in those states. And what we're learning is everyone is a lesson, you know, to be learned. I would point out though that conversions take a long time. And Blue transactions take a long time.

               And I believe if you go back and listen to some of our calls during the transaction involving the Georgia plan, you know, it took two and half years to get that done. But it did get done and it was extremely beneficial. The New York conversion took I think over five years and it did get done.

               So I think we're in a situation where each state will play out based on how - what the local board and the local plan want to do and then we'll see each state play out in terms of what the local regulator wants to do.

               But net-net these things take a long time. And we want to - our company wants to respect the local decision-making process. And we do respect that. And those plans that want to convert, you know, we would be happy to be of assistance; those that don't, that's fine with us. And we will be in compliance with whatever the regulator requires in any state that we do business.

Operator:      Your next question is from Scott Fidel with JP Morgan.

Scott
Fidel: Yes, hi, good morning. I had two questions for WellPoint. The first is if you could just update us on your hospital contracting for 2004 and whether you think you could maybe see some improvement in unit pricing there?

Leonard
Schaeffer:     Well, we've had a pretty good contracting season I guess is the best way to put it. We haven't had, you know, any public issues and that's the way we like it. I would say that we're quite satisfied with the contracting and that we, you know, are big believers in multi-year contracts. So we think we're in pretty good shape.

               I think there is - I want to choose my words carefully - I think we're seeing a more rational environment for these discussions. That is to say that our interactions with hospitals are becoming more businesslike on both sides. There's less, you know, desire to make these things public and - on the part of hospitals. And we want to be seen and to treat our hospital colleagues with respect and come up with contracts that make sense for them, make sense for us. And that's where we believe we are.

David
Colby: I think some of our improvements to the, you know, claim process, you know, are getting, you know, recognized.

Leonard
Schaeffer:     Well, we have, you know, informal sort of anecdotal evidence that these efforts have been very pleasing to many of the hospital administrators in the state. And we want to continue to do that.

               I don't want to rehash the days in claims payable issue but if you can pay hospitals and clinicians accurately and quickly you become their friend. And we want to pay

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

               hospitals and clinicians accurately and quickly because they're doing important work for our members. And that seems to me to be a very businesslike and appropriate approach. And as we do that I think it will be beneficial on both the relationship and the price side.

Scott
Fidel: Okay. That's helpful. And then my follow up just has to do with Illinois and Texas. Can you talk about how performance is tracking in those markets? And then also what your expectations are for enrollment in those two markets and for the rest of 2003 and maybe looking out into '04?

Leonard
Schaeffer:     Well, there are - as I mentioned, Texas has always been a
               difficult place to do business for health plans. And there are clearly some economic and pricing issues there but we will, you know, continue to show pricing discipline.

David
Colby: You know, we're seeing good, you know, profitability increases in those, you know, markets. You know, Illinois actually had sequential improvement, you know, in membership. And some of the decline in Texas was one of the large ASO accounts that HealthLink lost was a regional insurance company in Texas.

               And so that was the impact, you know, there. Obviously, you know, those markets for UNICARE do not run, you know, the same margins that we can run in California or Georgia.

               And, you know, one of our opportunities going forward that we're continually focused on is, you know, improving our, you know, margins, you know, outside, you know, California, outside of Georgia. And that's one of the growth opportunities.

Scott
Fidel: Uh-huh. And my understanding has been it's looked like the pricing environment in Texas has firmed up pretty solidly this year. Would you say that you're seeing that down there?

David
Colby: I think, you know, we saw that even beginning last year when we closed the Methodist Care acquisition, you know, we had sort of, you know, held that to see how the environment was.

               And if you look at Texas marketplace, you know, there have been an awful lot of plans, you know, go out of business there just like in California. Particularly a lot of provider-sponsored plans have all, you know, changed hands. And they tended to be sometimes the less sophisticated, you know, plans.

               The ones that are left now including Blue Cross Blue Shield Texas, which is run by the Illinois plan, which is a very disciplined, you know, organization, I think is making that a good market.

Operator:      Your next question is from Roberta Goodman with Merrill Lynch.

Roberta
Goodman: Thanks. I wanted to follow up on Eric's question. Leonard, you referred to competitors who announced price increases recently. And I was wondering if you could give us a sense of the magnitude of those increases and whether these are major or minor competitors in the California market.

Leonard
Schaeffer:     I was referring to ISG competitors in California and their increases are consistent with ours. I don't know that we've had all of the increases that we expect announced

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

               yet but they are consistent with ours. And as I said it will, you know, re-even if you will the playing field in California. Yes.

David
Colby:         It's interesting, you know, those - that's a segment that moves.
               I mean we've seen now just, you know, in July, you know, applications are, you know, up from, you know, May and June because of that so.

Roberta
Goodman: Okay were these - and were these major players in the market or smaller players in the market?

David
Colby: Well, they're major players in the individual and small group market.

Roberta
Goodman:       Okay. Great.

Operator:      Your next question is from Ed Kroll with SG Cowen.

Ed
Kroll: Good morning. I've got two quick ones. On the rollforward schedule, when will you present that to us next?

David
Colby:         At year-end.

Ed
Kroll:         Okay. So we're on a every six-month...

David
Colby: Every six months I think we have enough development that it's worthy of news.

Ed
Kroll: Okay and then my follow up is I wonder if you could give us an update or is it too early on the - those generic coupons, the universal generic coupon program you have in California?

David
Colby: I think that program has, you know - you know, worked, you know, quite well for Alavert, you know, and moving, you know, off of prescription, non-sedating antihistamines to over the counter, you know, remedies. I think the latest numbers I saw was that our number of prescriptions for non-sedating antihistamines were down about 50%.

               So that's good, you know. Pharmacy trend is still double digits but at least it means that, you know, we're protecting the benefit to afford, you know - you know, other, you know, more important drugs.

Ed
Kroll: Okay. But as far as the coupons that are - you're sending to the doctor's in California and that, you know, wouldn't matter which health plan a consumer belongs to is that program off the ground, do you have any commentary on how that's doing?

David
Colby:         That begins in August.

Ed
Kroll:         August. Thank you.

Operator:      Ladies and gentlemen thank you for participating in today's
               WellPoint Health Networks and Cobalt Corporation's second quarter conference call.

               You may now disconnect.

                                   *** END ***

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